                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                               Nine Months
                                                 Ended                         YEARS ENDED DECEMBER 31
                                                9/30/98        1997         1996         1995         1994         1993
                                                ---------    ---------    ---------    ---------    ---------    ---------
Consolidated Earnings:

    Pre-tax income from continuing
         operations (net of minority interest
         in net income)                         $ 134,838    $ 165,613    $ 145,984    $ 107,073    $  84,197    $  70,116

    Add fixed charges computed below               20,016       24,263       26,181       33,121       37,982       23,879

    Net adjustments for equity companies             (895)        (694)        (181)        (466)        (134)        (363)

    Net adjustments for capitalized
         interest                                      (3)      -               -           -            (274)        (172)
                                                ---------    ---------    ---------    ---------    ---------    ---------

Consolidated Earnings Available for
    Fixed Charges                               $ 153,956    $ 189,182    $ 171,984    $ 139,728    $ 121,771    $  93,460
                                                =========    =========    =========    =========    =========    =========

Consolidated Fixed Charges:

    Interest expense per financial
         statements (1)                         $  14,143    $  16,741    $  21,483    $  28,921    $  34,048    $  19,974

    Interest expense capitalized                       96          128          131          134          338          332

    Portion of rentals (1/3) representing
         an interest factor                         5,777        7,394        4,567        4,066        3,596        3,573

    Interest expense for equity companies
         whose debt is guaranteed (2)                -            -            -           -            -           -
                                                ---------    ---------    ---------    ---------    ---------    ---------

    Consolidated Fixed Charges                  $  20,016    $  24,263    $  26,181    $  33,121    $  37,982    $  23,879
                                                =========    =========    =========    =========    =========    =========

Consolidated Ratio of Earnings to
    Fixed Charges                                    7.69         7.80         6.57         4.22         3.21         3.91
                                                =========    =========    =========    =========    =========    =========

(1)      Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1993 through 1997, and the nine months ended September 30, 1998.